UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated October 30, 2017
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

MARKET RELEASE
Posting of circular to shareholders and Notice of General meeting
1. Introduction
Sibanye-Stillwater shareholders (“Shareholders”) are referred to the announcements released on the stock exchange news service (“SENS”) on 19 September 2017, in which it announced the details and pricing of its US$450 million 1.875 per cent, senior unsecured guaranteed convertible bonds, due 2023
(the “Convertible Bonds”), which were subsequently issued on 26 September 2017.
2. Use of the proceeds of the Convertible Bonds
The acquisition of Stillwater Mining Company (“Stillwater”), which was successfully concluded on 4 May
2017, was initially financed using a US$2.65 billion bridge loan facility obtained by Sibanye-Stillwater from a consortium of banks (the “Stillwater Bridge Facility”). Partial refinancing of this Stillwater Bridge Facility was done through a US$1 billion equity raise, and the issue of two tranches of corporate bonds totalling
US$1.05 billion. The proceeds of the Convertible Bonds have also been applied to refinance the Stillwater
Bridge Facility. The Convertible Bonds were issued to various investors through a book build and not to non-public shareholders and will be convertible into ordinary shares of the Company (“Shares”) if
Shareholders authorise the board of directors of the Company (the “Board”) by ordinary resolution
(“Ordinary Resolution”) passed at a general meeting to issue the required Shares from the authorised but unissued Shares of the Company.
3. General meeting of Shareholders
The Board will accordingly be convening a general meeting of the Shareholders of the Company for the purpose of proposing the adoption of the Ordinary Resolution.
3. Rationale for the Ordinary Resolution
The Convertible Bonds will, subject to passing of the Ordinary Resolution, be convertible into Shares (the
“Specific Issue”) or, subject to Sibanye-Stillwater’s election to make a cash settlement instead of issuing
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863

Shares (in accordance with the Terms and Conditions (as define below)). The Convertible Bonds are currently cash-settled only instruments and should Shareholders not approve the Specific Issue, then the
Convertible Bonds will remain subject to cash settlement only.

Cash settlement of the Convertible Bonds will require significant cash reserves, which could constrain
Sibanye-Stillwater’s ability to retire or service outstanding debt and pay dividends, fund ongoing business activities, invest in existing and new projects, pursue new business opportunities, all of which could adversely affect its results of operations and financial condition. The Board therefore requests, through the Ordinary Resolution, the ability to settle the Convertible Bonds in Shares.

Subject to the passing of the Ordinary Resolution and to the terms and conditions of the Convertible
Bonds set out in Schedule 2, Part 2 of the Trust Deed in respect of the Convertible Bonds (the “Terms and
Conditions”), each Convertible Bond would be convertible into Shares at the relevant conversion price.
The conversion price is subject to customary adjustments pursuant to the Terms and Conditions. If any such adjustment becomes applicable, it may result in the reduction of the conversion price and the increase in the number of Shares to be issued.

Based on adjustment events that have already occurred and regard being had to expected further future adjustment events, Shareholders are requested to approve the Ordinary Resolution to authorise the Board to allot and issue a maximum of 385,000,000 (three hundred and eighty five million) Shares, issuable upon conversion of the Convertible Bonds, representing 17.75% of the number of existing Shares in issue.

The percentage of voting rights that is required for Shareholders to pass this Ordinary Resolution is a 75%
(seventy five per cent) majority of the votes cast in favour of the resolution by all the disinterested
Shareholders present in person or represented by proxy at the general meeting of the Shareholders at which the Ordinary Resolution will be proposed. At the record date, as per the salient dates and times shown below, Shareholders whom are also holders of Convertible Bonds are interested parties and shall not be permitted to vote.

4.
Pro Forma Financial Effects
The pro forma financial effects, which illustrate the impact of the settlement of the Stillwater Bridge
Facility, the issue of the Convertible Bonds and the Specific Issue on the earnings per share (“EPS), diluted
EPS, headline earnings per share (“HEPS”), diluted HEPS, net asset value (“NAV”) per share and tangible
NAV (“TNAV”) per share for the six months ended 30 June 2017, are presented in accordance with the provisions of the Listings Requirements published by the JSE and the Guide on Pro Forma Financial
Information issued by the South African Institute of Chartered Accountants.

The pro forma financial effects have been prepared by the management of Sibanye-Stillwater and are the responsibility of the Board.

The pro forma financial effects are presented in a manner which is consistent with the basis on which the historical financial information of Sibanye-Stillwater has been presented and in terms of Sibanye-
Stillwater’s accounting policies for the financial year ended 31 December 2016. The pro forma financial effects have been presented for illustrative purposes only and, because of their nature, may not give a fair reflection of Sibanye-Stillwater’s financial position, changes in equity or results of operations post implementation of the pro forma adjustments (the “Pro Forma Adjustments”).

The pro forma financial effects have been prepared to illustrate the impact of the Pro Forma Adjustments on the interim financial information of Sibanye-Stillwater on the assumption that the Pro Forma
Adjustments occurred on 1 January 2017, for the statement of profit or loss and other comprehensive income and on 30 June 2017 for the statement of financial position. It should be noted that adjustments relating to actual and pro forma interest have been prepared based on the date of initial draw down of the Stillwater Bridge Facility and the date from which actual interest on the Stillwater Bridge Facility was incurred, being 4 May 2017.
Before the
settlement
of the
Stillwater
Bridge
Facility
and the
Specific
Issue
(1)
After the
settlement
of the
Stillwater
Bridge
Facility
(2)
% Change
after the
settlement
of the
Stillwater
Bridge
Facility
(3)
After the
settlement of
the Stillwater
Bridge Facility
and the Specific
Issue
(4)
% Change
after the
settlement of
the Stillwater
Bridge
Facility and
the Specific
Issue
(5)
EPS (cents)
(324) (333) (3) (261) 19
Diluted EPS (cents)
(324) (333) (3) (261) 19
HEPS (cents)
(147) (156) (6) (121) 18
Diluted HEPS (cents)
(147) (156) (6) (121) 18
NAV per share (cents)
1,143 1,142 - 1,199 (5)
TNAV per share (cents)
826 825 - 931 (13)

Weighted average
number of shares in
issue ('000)
1,484,879 1,484,879 - 1,869,879 (26)
Weighted average
number of diluted
shares in issue ('000)
1,484,879 1,484,879 - 1,869,879 (26)
Number of shares in
issue ('000)
2,125,844 2,125,844 - 2,510,844 (18)

Notes:
(1) The "Before the settlement of the Stillwater Bridge Facility and the Specific Issue" financial information is based on Sibanye-Stillwater's reviewed condensed consolidated interim financial statements for the six months ended 30 June 2017.
(2)
The "After the settlement of the Stillwater Bridge Facility" financial information illustrates
Sibanye-Stillwater's pro forma financial information after the settlement of the Stillwater Bridge
Facility and issue of the Convertible Bonds.
(3)
The "% change after the settlement of the Stillwater Bridge Facility" presents the movement in the financial information before and after the settlement of the Stillwater Bridge Facility and issue of the Convertible Bonds.
(4)
"After the settlement of the Stillwater Bridge Facility and the Specific Issue" illustrates Sibanye-
Stillwater's pro forma financial information after the settlement of the Stillwater Bridge Facility, issue of the Convertible Bonds and the Specific Issue.
(5)
The "% Change after the settlement of the Stillwater Bridge Facility and the Specific Issue"
presents the movement in the financial information before and after the settlement of the Stillwater
Bridge Facility, issue of the Convertible Bonds and the Specific Issue.

5.
Posting of circular and notice of General meeting
Shareholders are hereby advised that a circular (“Circular”) containing, inter alia, details of the
Convertible Bonds, the Specific Issue, the Ordinary Resolution, a notice convening the general meeting
(“General Meeting”) and a form of proxy, will be posted to Shareholders on Thursday, 2 November 2017.

Notice is hereby given to Shareholders that the General Meeting of Shareholders will be held at the
Sibanye-Stillwater Academy, Rietkloof 349, Glenharvie, 1786, South Africa, on Monday, 4 December 2017
at 09:00 (South African time) to consider and, if deemed fit, pass, with or without amendment, the
Ordinary Resolution set out in the Circular.

Shareholders are further advised that the Circular will be available from the date of posting, on the
Company’s website:
www.sibanyestillwater.com

The salient dates and times relating to the General Meeting are set out below. Holders of American
Depository Receipts will receive correspondence from the Depository bank (BNY Mellon)containing relevant dates which may differ from dates below:
Action
The record date for purposes of receiving the notice of General
Meeting (being the date on which a Shareholder must be recorded in the register of Shareholders in order to receive the notice of
General Meeting)
Friday, 27 October 2017
Circular posted to Shareholders on Thursday, 2 November 2017
Last day and time to give notice to participate in the General
Meeting electronically, 9:00 (South African time) on
Monday, 20 November 2017
Last day to trade in order to be eligible to participate and vote at the General Meeting
Tuesday, 21 November 2017
Record date to determine Shareholders eligible to participate in and vote at the General Meeting
Friday, 24 November 2017
Last day and time to lodge forms of proxy with the Transfer
Secretaries, 9:00 (South African time) on
Thursday, 30 November 2017
General Meeting of Shareholders at 9:00 (South African time) on
Monday, 4 December 2017
Results of General Meeting released on SENS Monday, 4 December 2017
Results of General Meeting published in the South African press
Tuesday, 5 December 2017

30 October 2017
Westonaria

Investor relations contact:
James Wellsted
Tel: +27 (0) 83 453 4014
Email: ir@sibanyestillwater.com

Corporate Advisor: Qinisele Resources Proprietary Limited

Reporting Accountants: KPMG Inc.
South African Legal Advisor: Edward Nathan Sonnenbergs Inc.
US Legal Counsel: Linklaters LLP
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
DISCLAIMER
The securities mentioned in this announcement (the “Securities”) have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold, directly or indirectly, within the United States or to, or for the account or benefit of, US persons, absent registration or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. There will be no public offer of the Securities in the United States or in any other jurisdiction.

FORWARD LOOKING STATEMENTS
Certain statements in this document constitute “forward-looking statements” within the meaning of the
“safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995.

These forward-looking statements, including, among others, those relating to Sibanye-Stillwater’s future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document.
Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, economic, business, political and social conditions in South Africa, Zimbabwe and elsewhere; changes in assumptions underlying Sibanye-
Stillwater’s estimation of its current Mineral Reserves and Resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as existing operations; the success of Sibanye-Stillwater’s business strategy, exploration and development activities;
the ability of Sibanye-Stillwater to comply with requirements that it operate in a sustainable manner;
changes in the market price of gold, platinum group metals (“PGMs”) and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit;
changes in government regulations, particularly environmental regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye-
Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater’s information technology and communications systems; the adequacy of Sibanye-Stillwater’s insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations;
and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of this document.

The Group undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: October 30,2017
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer